
RECEIVED
FEB 2 8 2002
352
SECTION

hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46677

BD # 35451

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCA Development, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Healthsouth Parkway
(No. and Street)

Birmingham, (City) AL (State) 35243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1900, Birmingham, AL 35203
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beall D. Gary, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA Development, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Beall D. Gary, Jr.
Signature

President, SCA Development, Inc.
Title

Martha B. Adkins
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCA Development, Inc.
(a wholly-owned subsidiary of
HEALTHSOUTH Corporation)

Financial Statements
and Supplementary Information

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Financial Condition 2
Statements of Income 3
Statements of Shareholder's Equity 4
Statements of Changes in Liabilities Subordinated to General Creditors 5
Statements of Cash Flows 6
Notes to Financial Statements 7

Supplementary Information

I. Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission 10

II. Statement Pursuant to Rule 17a-5(d)(4) 11

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 12

Ernst & Young

■ Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

■ Phone: (205) 251-2000
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholder
SCA Development, Inc.

We have audited the accompanying statements of financial condition of SCA Development, Inc. (a wholly-owned subsidiary of HEALTHSOUTH Corporation) as of December 31, 2001 and 2000, and the related statements of income, shareholder's equity, changes in liabilities subordinated to general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and exhibits based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCA Development, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 7, 2002

SCA Development, Inc.
(a wholly-owned subsidiary
of HEALTHSOUTH Corporation)

Statements of Financial Condition

	December 31 2001	December 31 2000
Assets		
Cash	$ 559,881	$ 45,683
Receivable from related party	95,635	78,582
Taxes receivable from related party	–	19,435
Prepaid expenses	28,821	30,145
Total Assets	$ 684,337	$ 173,845
Liabilities		
Accounts payable	$ 19,215	$ 30,080
Taxes payable to related party	203,329	0
Total Liabilities	222,544	30,080
Shareholder's equity		
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	10	10
Additional contributed capital in excess of par value of common stock	39,990	39,990
Retained earnings	421,793	103,765
Total shareholder's equity	461,793	143,765
Total liabilities and shareholder's equity	$ 684,337	$ 173,845

See accompanying notes.

SCA Development, Inc.
(a wholly-owned subsidiary
of HEALTHSOUTH Corporation)

Statements of Income

	Year ended December 31	
	2001	**2000**
Revenues	**$ 1,110,987**	**$ 486,952**
Expenses:		
Salaries, wages and benefits	**444,037**	**381,223**
Professional fees	**68,747**	**90,983**
Membership and filing fees	**41,416**	**49,599**
Other expenses	**35,430**	**14,981**
Total expenses	**589,630**	**536,786**
Profit (loss) before income taxes	**521,357**	**(49,834)**
Income tax expense (benefit)	**203,329**	**(19,435)**
Net income (loss)	**$ 318,028**	**$ (30,399)**

See accompanying notes.

SCA Development, Inc.
(a wholly-owned subsidiary
of HEALTHSOUTH Corporation)

Statements of Shareholder's Equity

Years ended December 31, 2001 and 2000

	Common Stock	Additional Contributed Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 1999	$ 10	$ 39,990	$ 134,164	$ 174,164
Net loss	–	–	(30,399)	(30,399)
Balance at December 31, 2000	10	39,990	103,765	143,765
Net income	–	–	**318,028**	**318,028**
Balance at December 31, 2001	**$ 10**	**$ 39,990**	**$ 421,793**	**$ 461,793**

See accompanying notes.

SCA Development, Inc.
(a wholly-owned subsidiary
of HEALTHSOUTH Corporation)

Statements Changes in Liabilities Subordinated to General Creditors

Years ended December 31, 2001 and 2000

Balance, December 31, 1999	$	–
Activity		–
Balance, December 31, 2000		–
Activity		–
Balance, December 31, 2001	$	–

See accompanying notes.

SCA Development, Inc.
(a wholly-owned subsidiary
of HEALTHSOUTH Corporation)

Statements of Cash Flows

	Year ended December 31	
	2001	2000
Operating activities		
Net profit (loss)	$ 318,028	$ (30,399)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:		
Decrease in taxes receivable from related parties	19,435	5,488
Increase in receivables from related parties	(17,053)	(75,847)
Decrease (increase) in prepaid expenses	1,324	(12,848)
(Decrease) increase in accounts payable	(10,865)	7,270
Increase in taxes payable from related party	203,329	–
Net cash provided by (used in) operating activities	514,198	(106,336)
Cash, beginning of year	45,683	152,019
Cash, end of year	$ 559,881	$ 45,683

See accompanying notes.

SCA Development, Inc.
(a wholly-owned subsidiary
of HEALTHSOUTH Corporation)

Notes to Financial Statements

December 31, 2001 and 2000

1. Summary of Significant Accounting Policies

The Company

SCA Development, Inc. (the Company) was incorporated under the laws of Tennessee in June 1993 to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities, to practicing physicians. The Company currently operates throughout the United States. The Company is a wholly-owned subsidiary of HEALTHSOUTH Corporation (HRC) and is included in HRC's consolidated financial statements.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Revenues from the sale of limited partnership units sold by the Company are recognized when the sales proceeds are received, generally at the transaction closing date.

Salaries, Wages and Benefits

The Company does not have any full-time employees. Salaries, wages and benefits are based on the actual number of hours spent working on Company business by HRC employees.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's income taxes are filed in a consolidated federal tax return by HRC. Any federal income tax liability or benefit is apportioned to the Company based upon its taxable income or loss. Any tax benefit resulting from net operating losses is used by HRC to reduce the corporate tax liability.

Cash Flow Reporting

For purpose of the statement of cash flows, the Company considers all certificates of deposits and highly liquid marketable securities with a maturity of three months or less when purchased to be cash equivalents.

2. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Requirements under Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Aggregate indebtedness at December 31, 2001 was 66% of net capital. At December 31, 2001, the Company had net capital of $337,337, which was $322,501 in excess of required net capital.

3. Transaction with Related Parties

Due to the nature of the Company's business, all of its transactions are with related parties. These related parties consist of the various HRC surgery centers which buy and sell limited partnership interests during the year. All revenues are derived from transactions with related parties. HRC pays all of the Company's expenses and is reimbursed for the expenses by the Company.

4. Income Taxes

The Company accounts for income taxes under the liability method required by Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes".

The Company has recorded taxes payable to a related party in the amount of $203,329 relating to the current year's net operating income. The tax expense relating to the Company's net operating income will be paid by HRC in the 2001 consolidated tax return.

SCA Development, Inc.
(a wholly-owned subsidiary
of HEALTHSOUTH Corporation)

Schedule I

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission

	December 31 2001
Computation of net capital	
Total shareholder's equity	$ 461,793
Non allowable assets:	
Receivable from related party	95,635
Prepaid expenses	28,821
Net capital	$ 337,337
Computation of basis net capital requirements	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 14,836
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 14,836
Excess net capital	$ 322,501
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 315,083
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 222,544
Percentage of aggregate indebtedness to net capital	66%

SCA Development, Inc.
(a wholly-owned subsidiary
of HEALTHSOUTH Corporation)

Schedule II

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There were no material differences between the computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited amended Form X-17a-5 Part II filing as of December 31, 2001.

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Report of Independent Accountants

Board of Directors and Shareholder
SCA Development, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SCA Development, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 7, 2002

SCA DEVELOPMENT, INC.
(a wholly-owned subsidiary of HEALTHSOUTH Corporation)

Financial Statements and Supplementary Information

Years ended December 31, 2001 and 2000
with Report of Independent Auditors